Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

February 27, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:	Ms. Kim McManus, Esq., Senior Attorney

Mr. Joshua Lobert, Esq., Staff Attorney

Mr. Isaac Esquivel, Staff Accountant

Ms. Kristi Marrone, Staff Accountant

Re:	GreenTree Hospitality Group Ltd.

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted February 9, 2018

CIK No. 0001724755

Ladies and Gentlemen:

On behalf of our client, GreenTree Hospitality Group Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby publicly file with the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 4”) of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 4, which has been marked to show changes to the Company’s Registration Statement confidentially submitted to the Commission on February 9, 2018 (the “February 9 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter dated February 23, 2018 from the Staff (the “February 23 Comment Letter”) by revising the February 9 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the February 23 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 4 where the disclosure addressing a particular comment appears.

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Cover Page

1.	It appears that GTI, and indirectly Mr. Alex S. Xu, will control the voting power of your common stock after the offering, by virtue of holding the entirety of your Class B ordinary shares. Please revise to discuss your dual class structure and the voting control held by GTI, and indirectly Mr. Alex S. Xu, in the forefront of your cover page, before presenting the net proceeds table contemplated by Item 501(b)(3) of Regulation S-K. Please also disclose on the cover page if the company is a “controlled company,” as defined under the New York Stock Exchange listing standards, and if it is, include appropriate disclosure regarding the risks associated with such status.

The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure in the forefront of the cover page of the prospectus to discuss its dual class structure and the voting control held by GTI, and indirectly Mr. Alex S. Xu, before presenting the net proceeds table contemplated by Item 501(b)(3) of Regulation S-K. The Company also has disclosed on the cover page that it is a “controlled company,” as defined under the New York Stock Exchange Listed Company Manual, and included appropriate disclosure on pages 3, 59 and 139, as well as disclosure regarding the risks associated with such status on pages 30 and 31.

Principal and Selling Shareholder, page 145

2.	Please revise footnote 2 to identify the GTI shareholder that will acquire not more than 60% of your shares after completion of the offering. In addition, confirm that the principal shareholder table reports this beneficial ownership or explain to us why such disclosure is omitted. Please refer to General Instruction F to Form 20-F.

The Company respectfully acknowledges the Staff’s comment, and has supplemented its disclosure by adding footnote 4 on page 145 to identify certain principal shareholders of GTI.

As indicated in footnote 2 starting on page 144, it is expected that the GTI shareholders will receive not more than 60% of the Company’s shares after completion of the offering, and the Company plans to register those shares before distributing them to the GTI shareholders, many of whom are U.S. holders. As the Company will be subject to a lock-up agreement in favor of the underwriters for the offering to restrict the Company from, among other things, registering any new shares within a 180-day period from the date of the completion of the offering. it is unlikely that such registration and distribution could take place within 60 days of the date hereof or of the date of the completion of the offering.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Alex S. Xu, Chairman and Chief Executive Officer

Xin Yue Jasmine Geffner, Chief Financial Officer

GreenTree Hospitality Group Ltd.

Daniel Fertig

Howie Farn

Simpson Thacher & Bartlett

Allen C. Wang

Latham & Watkins LLP

Alfred Yin

Ernst & Young Hua Ming LLP

Shirley Wong

Ernst & Young LLP

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